UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2026

Compass Digital Acquisition Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40912	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 US HWY 50, Suite 207

Zephyr Cove, NV

(Address of principal executive offices)

89448

(Zip Code)

Registrant’s telephone number, including area code: (775) 339-1671

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02. Termination of a Material Definitive Agreement.

As previously disclosed, Compass Digital Acquisition Corp., a Cayman Islands exempted company (the “Company”), entered into that certain agreement and plan of merger (as amended, the “Merger Agreement”), dated as of January 6, 2026, with Key Mining Corp., a Delaware corporation (“KMC”), and other parties named therein for a proposed initial business combination for the Company.

On July 14, 2026, KMC sent the Company a letter terminating the Merger Agreement, effective immediately, pursuant to Sections 8.1(b) and 10.2 of the Merger Agreement as certain closing conditions set forth in the Agreement, including, but not limited to, Sections 7.1(h) and 7.1(k), were not satisfied or waived by the outside date set forth in the Merger Agreement of June 30, 2026.

Upon termination of the Merger Agreement, the ancillary agreements, including the voting agreements, the sponsor letter agreement and the inside letter amendment, also terminated in accordance with their respective terms.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On July 15, 2026, the Company held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders were presented with a proposal to approve, by way of ordinary resolution, to adjourn the Meeting indefinitely. The proposal was approved by the Company’s shareholders with the following vote:

For	Against	Abstentions	Broker Non-Votes
5,410,196	-	-	-

The proposal to approve, by way of special resolution, an amendment to the Company’s amended and restated memorandum and articles of association, as amended and currently in effect, to extend the date by which the Company must consummate an initial business combination on a monthly basis, up to six (6) times, from July 20, 2026 through January 20, 2027 (or such earlier date as determined by the Company’s board of directors), was not presented at the Meeting. Accordingly, the date by which the Company must consummate an initial business combination remains as July 20, 2026.

Item 8.01. Other Events.

In view of the termination of the Merger Agreement and the July 20, 2026 expiration date, the board of directors of the Company (the “Board”) has determined that it is in the best interests of the Company’s shareholders for the Company not to extend further the date by which the Company must consummate an initial business combination and instead to (i) cease all operations except for the purpose of winding up as soon as practicable, (ii) as promptly as reasonably possible redeem the Class A ordinary shares (the “Public Shares”) that were included in the units issued in the Company’s initial public offering (the “IPO”) at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established in connection with the IPO (the “Trust Account”) including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (up to $50,000 of interest to pay dissolution expenses), divided by the number of outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law (the “Redemption”), and (iii) as promptly as reasonably possible following the Redemption, subject to the approval of the Company’s remaining shareholders and the Board, liquidate the funds held in the Trust Account (the “Liquidation”) and dissolve the Company (the “Dissolution”), subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless. The Company’s original sponsor, Compass Digital SPAC LLC, a Delaware limited liability company, and the Company’s current sponsor, HCG Opportunity, LLC, a Delaware limited liability company, have agreed to waive their redemption rights with respect to the Class B ordinary shares of the Company issued prior to the IPO, including the Class A ordinary shares previously issued upon conversion of the Class B ordinary shares.

In order to provide for the disbursement of funds from the Trust Account, the Company will instruct Continental Stock Transfer & Trust Company (“Continental”), as its trustee, to take all necessary actions to effect the Liquidation. The proceeds thereof, less up to $50,000 of interest to pay Dissolution expenses and net of taxes payable, will be held in an operating account while awaiting disbursement to the holders of the Public Shares. All other costs and expenses associated with implementing the Dissolution will be funded from proceeds held outside of the Trust Account. Record holders of Public Shares will receive their pro rata portion of the proceeds of the Trust Account by delivering their Public Shares to Continental, the Company’s transfer agent. Beneficial owners of Public Shares held in “street name,” however, will not need to take any action in order to receive the Redemption Amount. The Redemption Amount is expected to be paid out within ten business days after the instruction to Continental to commence the Redemption and the Liquidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPASS DIGITAL ACQUISITION CORP.

By:	/s/ Nick Geeza
Name:	Nick Geeza
Title:	Chief Financial Officer

Date: July 20, 2026